Temecula Football Club round is almost live!
Reserve your spot in Temecula Football Club's Wefunder round 1

Hello everyone
Hope things are good with you! First off thank you for your interest into growing the game and the club.

I have some great news — I started to raise from our supporters on the investment platform Wefunder. As of a few minutes days... our raise for Temecula Football Club officially launched! Although not to the public yet and only friends and family.

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best — our family, friends, supporters. You are the clubs foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to grow the game in our community and become a fully professional club in the coming years. Personally support the club and the beautiful game. Become an owner of Temecula Football Club.

How can you help? At this time by sharing and talking with friends and family that lave the game and want to see it grow! People that want to have a say in their local club. Or people that just like to invest in the community.

The timing is great because we have bounced back from Covid and our youth has started to see growth again. We have now been allowed back into Chaparral stadium for the first time in 602 days. We're primed and ready. And I want you to join us.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to call me any time at 951-795-1799, schedule a video call, or email me back with specific questions. You're the best!

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted and o part of the purchase price will be received until a Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

Talk soon,
Brandon Jantz

P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off of any email updates as our campaign progresses. Still love you.